FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  November
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

29 November 2010

HSBC BANK MALAYSIA BERHAD
RESULTS FOR THE NINE MONTHS ENDED
30 SEPTEMBER 2010 - HIGHLIGHTS

•	Profit before tax for the nine months ended 30 September 2010 was MYR802 million, 27.2 per cent higher than the MYR631 million reported for the same period in 2009.

•	Operating income grew to MYR1.813 billion, an increase of MYR164 million or 10.0 per cent compared with the same period in 2009.

•
Loan impairment charges and other credit risk provisions decreased by MYR39 million or 19.3 per cent to MYR165 million for the nine months ended 30 September 2010, compared with the same period in 2009.

•	The cost efficiency ratio for the nine months ended 30 September 2010 improved to 46.6 per cent from 48.8 per cent for the corresponding period in 2009.

•	Total assets of MYR59.5 billion at 30 September 2010 were up 8.0 per cent from MYR55.1 billion at 31 December 2009.

•
The core capital ratio and risk-weighted capital ratio (net of proposed dividends) were 9.8 per cent and 14.2 per cent respectively at 30 September 2010, compared with 10.2 per cent and 14.8 per cent respectively at 30 September 2009.

The financial statements of HSBC Bank Malaysia Berhad have been prepared in accordance with the applicable approved accounting standards issued by the Malaysian Accounting Standards Board.

Commentary

Mukhtar Hussain, Deputy Chairman and Chief Executive Officer of HSBC Bank Malaysia Berhad and Global CEO, HSBC Amanah commented:

"The improvement in the bank's results for the nine months ended 30 September 2010 is a reflection of the robust economic activity in Malaysia and the normalisation in interest rates over the past few months.

"We remain optimistic on the bank's prospects as Malaysian exports are experiencing a strong rebound while domestic consumption continues to be on an uptrend. As the world economy recovers, we will continue to invest in our business, with special focus on network expansion to meet growing demand for banking and financial services. We are confident that the country's Economic Transformation Programme ("ETP") will help reshape the Malaysian economy as a number of high impact projects have been earmarked for implementation under this programme. The ETP is expected to generate more economic activities, as well as build up the demand for credit and the need for other banking services, and we are well positioned to capitalise on these opportunities."

Financial Commentary

HSBC Bank Malaysia Berhad achieved profits before tax of MYR802 million in the first nine months of 2010, up 27.2 per cent compared with the same period in 2009. This is a reflection of our continuing investment in the growth of the business and the robust growth of the Malaysian economy in the period.

Operating income grew by MYR164 million or 10.0 per cent compared with the same period in 2009. This was mainly due to an increase in trading profits of MYR74 million, up 21.5 per cent; an increase in net interest income of MYR56 million, up 7.3 per cent; an increase in income from Islamic banking of MYR34 million, up 17.0 per cent; and an increase in net fee income of MYR27 million, up 9.2 per cent. These increases were partially offset by a decrease in gains on disposal of available-for-sale financial investments of MYR22 million.

Trading profits continued to benefit from favourable market conditions and also from sales of financial assets held-for-trading, while net interest income improved from a combination of growth in loans and advances and the higher Base Lending Rate.

The growth in Islamic banking income reflects our ongoing investment in the development of this business, with the increase mainly due to substantial growth in Islamic advances and financing balances as well as the increase in the Overnight Policy Rate.

Net fee income grew primarily on higher sales of third party unit trusts and higher service charges.

Other operating expenses for the nine months ended 30 September 2010 increased by 5.2 per cent or MYR42 million to MYR846 million compared with MYR804 million for the same period in 2009, primarily due to higher general administrative expenses (up MYR21 million or 9.2 per cent) and promotion and marketing expenses (up MYR14 million or 26.4 per cent). General administrative expenses were higher due to business development investment, including the opening of new branches.

The cost efficiency ratio for the nine months ended 2010 improved to 46.6 per cent from 48.8 per cent in the same period last year as growth in operating income outpaced the increased expenditure.

Loan impairment charges and other credit risk provisions for the nine months ended 30 September 2010 decreased by MYR39 million or 19.3 per cent against the corresponding period in 2009, largely reflecting improved corporate credit quality as a result of the robust economic conditions.

Total assets increased by MYR4.4 billion to MYR59.5 billion, up 8.0 per cent compared to 31 December 2009, mainly due to the increase in inter bank deposits and deposits from customers of MYR3.2 billion. Net loans, advances and financing as at 30 September 2010 stood at MYR32.4 billion, MYR3.8 billion higher than the MYR28.6 billion recorded as at 31 December 2009, mostly due to higher trade financing and mortgages.

The bank remains strongly capitalised and highly liquid.

Media enquiries to Elizabeth Wee on +603 2075 3351 or at elizabethwee@hsbc.com.my

Note to editors:

HSBC Bank Malaysia Berhad
HSBC Bank Malaysia Berhad is a wholly-owned subsidiary of the HSBC Group. HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 8,000 offices in 87 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$2,418 billion at 30 June 2010, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

Unaudited Condensed Statements of Financial Position as at 30 September2010

	Group		Bank
Figures in MYR '000s	30 Sept 2010	31 Dec 2009	30 Sept 2010	31 Dec 2009

Assets		Restated*		Restated*
Cash and short-term funds	14,396,169	11,709,558	13,400,703	11,480,483
Securities purchased under resale agreements	4,014,825	6,780,923	4,014,825	6,780,923
Deposits and placements with banks and other financial institutions	59,795	142,812	1,150,649	1,085,869
Financial Assets Held-for-Trading	3,723,035	1,282,817	3,294,904	1,155,431
Financial Investments Available-for-Sale	2,397,756	4,855,892	2,071,597	4,471,672
Loans, advances and financing	32,426,607	28,623,792	28,314,848	25,458,819
Other assets	1,839,823	1,135,215	2,100,403	1,116,912
Statutory deposits with Central Bank	198,627	178,827	167,598	150,298
Investment in subsidiaries	-	-	660,021	660,021
Property and equipment	282,880	287,872	270,306	280,372
Intangible assets	54,367	57,187	52,688	54,964
Deferred tax assets	150,772	82,614	132,005	68,730
Total assets	59,544,656	55,137,509	55,630,547	52,764,494

Liabilities
Deposits from customers	45,806,471	44,686,358	42,706,201	42,213,968
Deposits and placements of banks and other financial institutions	4,869,633	2,819,638	4,274,749	2,710,022
Bills and acceptances payable	398,920	311,616	395,469	308,318
Other liabilities	2,778,739	1,821,930	2,666,511	2,118,650
Recourse obligation on loans sold to National Mortgage Corporation	530,694	575,511	530,694	575,511
Provision for taxation	104,0299	37,773	100,110	33,986
Subordinated bonds	1,010,788	1,000,385	1,010,788	1,000,385
Total liabilities	55,499,274	51,253,211	51,684,522	48,960,840

Equity
Share capital	114,500	114,500	114,500	114,500
Reserves	3,930,882	3,519,798	3,831,525	3,439,154
Proposed dividend	-	250,000	-	250,000
Total equity attributable to shareholders	4,045,382	3,884,298	3,946,025	3,803,654

Total liabilities and equity	59,544,656	55,137,509	55,630,547	52,764,494

Commitments and contingencies	90,644,674	75,667,293	88,843,321	74,087,292

* 2009 figures restated due to various changes in accounting policies adopted in 2010. Full details are set out on pages 32 to 34 of HSBC Bank Malaysia's Unaudited Condensed Interim Financial Statements dated 30 September 2010 which are available at www.hsbc.com.my.

Unaudited Condensed Statements of Comprehensive Income
for the Third Quarter and Nine Months ended 30 September2010

	Group
	3rd quarter ended		Year-To-Date ended
Figures in MYR'000s	30 Sept 2010	30 Sept 2009	30 Sept 2010	30 Sept 2009
Revenue	865,342	742,583	2,460,216	2,278,793

Interest income	493,205	421,201	1,396,036	1,329,095
Interest expense	(209,385)	(175,070)	(582,192)	(570,754)
Net Interest income	283,820	246,131	813,844	758,341

Fee and commission income	111,150	110,446	342,549	311,888
Fee and commission expense	(7,301)	(6,690)	(22,126)	(18,544)
Net fee and commission income	103,849	103,756	320,423	293,344

Net trading income	150,365	124,677	415,537	341,880
Income from Islamic Banking	81,670	64,576	232,082	198,393
Other operating income	8,934	10,404	30,846	56,381
Operating income before impairment losses	628,638	549,544	1,812,732	1,648,339

Loan impairment charges and other credit risk provisions	(41,585)	(69,492)	(164,914)	(204,255)
Impairment losses on available-for-sale financial investments	-	-	-	(9,637)
Net operating income	587,053	480,052	1,647,818	1,434,447

Other operating expenses	(280,635)	(291,201)	(845,634)	(803,802)
Profit before income tax expense	306,418	188,851	802,184	630,645

Income tax expense	(78,509)	(49,506)	(211,311)	(161,412)
Profit attributable to shareholders	227,909	139,345	590,873	469,233

Other comprehensive income
Deferred tax adjustment on revaluation reserve	-	-	-	804
Fair value reserve (available-for-sale financial investments):
-Change in fair value	9,707	18,849	10,740	6,109
-Amount transferred to profit or loss	-	-	(6,129)	(22,799)
-Impairment charges reclassified to income statement	-	-	-	9,637
Income tax relating to components of other comprehensive income	(2,291)	(4,711)	(1,371)	1,728
Other comprehensive income for the period, net of income tax	7,416	14,138	3,240	(4,521)

Total comprehensive income for the period	235,325	153,483	594,113	464,712

Profit attributable to shareholders	227,909	139,345	590,873	469,233
Total comprehensive income attributable to shareholders	235,325	153,483	594,113	464,712

Basic earnings per MYR0.50 ordinary share	99.5 sen	60.8 sen	258.0 sen	204.9 sen

Dividends per MYR0.50 ordinary share (net)
-paid in respect of prior year	-	-	109.2 sen	65.5 sen
-interim dividend paid	87.3 sen	87.3 sen	87.3 sen	87.3 sen

Unaudited Condensed Statements of Comprehensive Income
for the Third Quarter and Nine Months ended 30 September2010

	Bank
	3rd quarter ended		Year-To-Date ended
Figures in MYR'000s	30 Sept 2010	30 Sept 2009	30 Sept 2010	30 Sept 2009
Revenue	797,911	692,325	2,282,206	2,115,946

Interest income	502,241	427,106	1,420,200	1,346,858
Interest expense	(209,385)	(175,070)	(582,192)	(570,754)
Net Interest income	292,856	252,036	838,008	776,104

Fee and commission income	111,150	110,446	342,549	311,888
Fee and commission expense	(7,301)	(6,690)	(22,126)	(18,544)
Net fee and commission income	103,849	103,756	320,423	293,344

Net trading income	150,365	124,677	415,537	341,880
Other operating income	34,155	30,096	103,920	115,320
Operating income before impairment losses	581,225	510,565	1,677,888	1,526,648

Loan impairment charges and other credit risk provisions	(18,243)	(58,231)	(106,164)	(166,459)
Impairment losses on available-for-sale financial investments	-	-	-	(9,637)
Net operating income	562,982	452,334	1,571,724	1,350,552

Other operating expenses	(266,609)	(281,383)	(800,241)	(770,222)
Profit before income tax expense	296,373	170,951	771,483	580,330

Income tax expense	(73,106)	(44,580)	(200,136)	(147,715)
Profit attributable to shareholders	223,267	126,371	571,347	432,615

Other comprehensive income
Deferred tax adjustment on revaluation reserve	-	-	-	804
Fair value reserve (available-for-sale financial investments):
-Change in fair value	9,704	19,214	11,570	6,052
-Amount transferred to profit or loss	-	-	(6,129)	(22,799)
-Impairment charges reclassified to income statement	-	-	-	9,637
Income tax relating to components of other comprehensive income	(2,425)	(4,802)	(1,356)	1,728
Other comprehensive income for the period, net of income tax	7,279	14,412	4,085	(4,578)

Total comprehensive income for the period	230,546	140,783	575,432	428,037

Profit attributable to shareholders	223,267	126,371	571,347	432,615
Total comprehensive income attributable to shareholders	230,546	140,783	575,432	428,037

Basic earnings per MYR0.50 ordinary share	97.5 sen	55.2 sen	249.5 sen	188.9 sen

Dividends per MYR0.50 ordinary share (net)
-paid in respect of prior year	-	-	109.2 sen	65.5 sen
-interim dividend paid	87.3 sen	87.3 sen	87.3 sen	87.3sen

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                                     Date: 29 November, 2010